UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

● The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2018)	Previous Period (Third quarter of 2018)	Changes (%)	Year to Year Comparison (Fourth quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	43,517	41,864	3.95	44,973	-3.24
	Year-to-date (“YTD”) Results	168,740	125,223	—	175,200	-3.69
Operating Income	Quarterly Results	2,253	3,041	-25.91	3,104	-27.42
	YTD Results	12,018	9,765	—	15,366	-21.79
Profit from Continuing Operations Before Income Tax	Quarterly Results	6,040	13,019	-53.61	9,266	-34.82
	YTD Results	39,760	33,720	—	34,032	16.83
Profit for the Period	Quarterly Results	4,745	10,498	-54.80	6,606	-28.17
	YTD Results	31,320	26,575	—	26,576	17.85
Attributable To: Controlling Interests	Quarterly Results	4,849	10,314	-52.99	5,900	-17.81
	YTD Results	31,279	26,430	—	25,998	20.32

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2018)	Previous Period (Third quarter of 2018)	Changes (%)	Year to Year Comparison (Fourth quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	28,497	29,256	-2.59	31,139	-8.48
	YTD Results	117,056	88,559	—	124,680	-6.11
Operating Income	Quarterly Results	2,593	3,106	-16.52	3,753	-30.91
	YTD Results	13,075	10,482	—	16,977	-22.98
Profit Before Income Tax	Quarterly Results	1,979	2,499	-20.81	1,766	12.06
	YTD Results	12,212	10,233	—	16,038	-23.86
Profit for the Period	Quarterly Results	1,526	1,833	-16.75	1,501	1.67
	YTD Results	9,202	7,675	—	13,311	-30.88

3. Source of Data		Data Provider		IR Team, SK Telecom
		Provided for		Analysts and Institutional Investors
		Date of Provision		January 31, 2019 / 16:00(Seoul time)
		Location		SK Telecom Headquarters, Conference Room
		Organizing Team		IR Team, SK Telecom (+82-2-6100-2114)

4. Other Matters Relating to an Investment Decision

•  The above preliminary results have been prepared in
accordance with International Financial Reporting
Standards as adopted in Korea.

•  Among the figures listed above, “Current Period”, and
“Previous Period is based on IFRS 15.

•  As a supplemental information of our Q4 of 2018
operating results, the company provides unaudited
results under the comparative historical accounting
method prior to our adoption of IFRS 15.

•  4Q 2018 Earnings Results based on old standard (unit :
in 100 millions of Won)

Classification	Consolidated	Non-consolidated
Operating Revenue	43,713	28,544
Operating Income	2,079	2,672
Profit for the Period	4,667	1,555

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: January 31, 2019

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